UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 30, 2025, Polestar Automotive Holding UK PLC (“Polestar”) held its 2025 annual general meeting of shareholders (the “AGM”). At the AGM, 2,202,492,776 votes of the Company’s shares, which may be represented by American Depositary Shares (“ADSs”), were represented in person or by proxy, constituting a quorum.

Voting at the AGM was conducted by way of a poll, with each Class A ordinary share, Class C-1 ordinary share and Class C-2 ordinary share, which may be represented by ADSs, issued and outstanding as of the close of business on the record date entitled to one (1) vote, and each Class B ordinary share, which may be represented by ADSs, issued and outstanding as of the close of business on the record date, entitled to ten (10) votes, respectively, on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, with resolutions 1 to 8 being ordinary resolutions that required more than 50% of shareholders’ votes to be cast in favor and resolutions 9 and 10 being special resolutions that required at least 75% of shareholders’ votes to be cast in favor:

Resolutions		Votes for	Votes Against	Votes withheld
1	To receive the Company’s annual report and audited financial statements for the period ended 31 December 2024	2,202,384,291	60,146	48,339
2	To receive and approve the Directors’ Remuneration Report for the period ended 31 December 2024.	2,189,281,842	117,482	13,093,452
3	To re-elect F Gamboni as a Director.	2,201,851,379	602,353	39,044
4	To re-elect Prof. X L Shen as a Director.	2,201,897,734	553,169	41,873
5	To elect C Dubin as a Director.	2,202,337,027	113,522	42,227
6	To elect Q J Zhang as a Director.	2,201,859,447	593,136	40,193
7	To re-appoint Deloitte LLP and Deloitte AB (together the “Auditor”) as auditor of the Company, to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the shareholders.	2,202,411,429	62,340	19,007
8	To authorise the Audit Committee to determine the remuneration of the Auditor.	2,202,376,338	81,968	44,470
9	To adopt new Articles of Association.	2,202,328,003	66,037	98,736
10	To authorise the calling of general meetings of the Company (not being an annual general meeting) by notice of at least 14 clear days.	2,198,838,239	3,639,046	15,491

Based on the foregoing votes, the shareholders approved all of the proposals. The results were in line with the recommendations made by Polestar’s board of directors.

As of the date of the AGM, Polestar had the following shares in issue with a total of 2,593,325,104 voting rights: (i) 2,069,399,389 Class A Ordinary shares each carrying one vote per share; (ii) 49,892,575 Class B Ordinary shares each carrying ten votes per share; (iii) 20,499,965 Class C-1 Ordinary shares each carrying one vote per share; and (iv) 4,500,000 Class C-2 Ordinary shares each carrying one vote per share.

As of the date of the AGM Polestar held no ordinary shares in treasury. A vote withheld is not counted in the calculation of the votes for or against a resolution. Votes ‘For’ include those votes giving Polestar’s Chairman discretion.

The information contained in this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 30, 2025

By:	/s/ Michael Lohscheller
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:	/s/ Jean-François Mady
Name:	Jean-François Mady
Title:	Chief Financial Officer

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